UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-14489

Tele Centro Oeste Celular Participações S.A.

(Exact name of registrant as specified in its charter)

SCS - Quadra 2, Bloco C, 226,

Edificio Telebrasília Celular, 7º andar,

70302-916 - Brasília, DF

Federative Republic of Brazil

Tel. +55 21 3431-6622

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Shares, without par value

(represented by American Depositary Shares, each representing 1 Preferred Share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                 One

Pursuant to the requirements of the Securities Exchange Act of 1934 Tele Centro Oeste Celular Participações S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ ROBERTO OLIVEIRA DE LIMA

Name: Title:	Roberto Oliveira de Lima Chief Executive Officer

By:	/S/ ERNESTO DANIEL GARDELLIANO

Name: Title:	Ernesto Daniel Gardelliano Chief Financial Officer

Date: March 31, 2006